Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Quarter Ended March 31, 2011		Years Ended December 31,
(in millions)			2010	2009	2008	2007		2006
Earnings:
Pre-tax earnings (loss) from continuing operations	10		(555)	(217)	(992)	(57)		(171)
Add: Fixed Charges	18		199	80	91	102		117

Earnings available for fixed charges	28		(356)	(137)	(901)	45		(54)

Fixed Charges:
Interest expense	16		191	70	80	87		102
Estimated interest component of rent expense	2		8	10	11	15		15

Fixed Charges	18		199	80	91	102		117

Ratio of Earnings to Fixed Charges (a)	1.56	x	(b )	(b )	(b )	(b	)	(b )

(a)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges by fixed charges. Computations in the ratio included:

—	pre-tax earnings (loss) from continuing operations consists of earnings (loss) from continuing operations before income taxes plus amortization of capitalized interest less net earnings attributable to non-controlling interests, equity income and interest capitalized.

—	fixed charges consists of interest expensed and capitalized (including amortization of debt issuance costs) and one-third of operating rent expense, which we believe is representative of the interest component of rent expense.

(b)	Earnings for all periods, except the quarter ended March 31, 2011, were insufficient to cover fixed charges at a ratio of 1:1. The amount of the deficiency was $555 million in 2010, $217 million in 2009, $992 million in 2008, $57 million in 2007 and $171 million in 2006. As a result of the deficiencies, the ratios are not presented above.